FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of foreign Private Issuer

Pursuant to Rule 13a – 16 or 15d – 16 of

the Securities Exchange Act of 1934

For the month of April, 2003

Commission File Number: 1-15232

16, rue de la Ville l’Evêque,

75008 Paris-France

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F     X     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Note: Regulation S-T Rule 101 (b) (1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Note: Regulation S-T Rule 101 (b) (7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rule of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No     X

If « yes » is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2

(b): 82-

CAUTIONARY STATEMENTS CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements in this press release that are not historical facts are forward-looking statements including, without limitation, statements that are predications of future events, trends, plans or objectives. Such statements are based on management’s views and assumptions and are subject to important risks and uncertainties that could cause actual results to differ materially from those expressed or implied in forward-looking statements (or in past results). Additional information regarding risks and uncertainties is set forth in the current Annual Report on Form 20-F of Suez on file with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made, and Suez undertakes no obligation to update or revise any of them, whether as a result of new information, future events or otherwise.

Société Anonyme with share capital of EUR 2,014,844,806

Corporate Headquarters: 16, rue de la Ville l’Evêque – 75008 PARIS

Paris Register of Commerce: 542 062 559

SECOND NOTICE OF MEETING

The Combined Annual and Extraordinary General Meeting of shareholders of SUEZ called on April 15, 2003 was unable to deliberate due to a lack of quorum. As a result, shareholders are re-convened on Friday, April 25, 2003, at 2.30 p.m., at the Palais des Congrès (Grand Auditorium), 2, place de la Porte Maillot, 75017 Paris (France), with the same agenda.

AGENDA

A.	Deliberating as an Ordinary General Meeting

•	Board of Directors’ Report

•	Auditors’ Reports

•	Approval of the fiscal year 2002 Company financial statements and the transactions performed during the year

•	Appropriation of earnings and declaration of the dividend

•	Vote on the Auditors’ Report on related party transactions

•	Approval of the fiscal year 2002 consolidated financial statements

•	Renewal of the term of office of two Directors

•	Appointment of a Director

•	Authorization to trade in the Company’s shares

B.	Deliberating as an Extraordinary General Meeting

•	Authorization granted to the Board of Director to reduce the share capital of the Company by canceling shares

•	Powers to carry out decisions and perform formalities

*

*     *

ELIGIBILITY AND PARTICIPATION AT THE GENERAL MEETING

All shareholders will be eligible to participate in the General Meeting, whatever the number of shares held.

•	To be entitled to attend or to be represented at this General Meeting:

-	holders of registered shares should have their holdings recorded in their name in the register kept by Crédit Agricole Investor Services/CT, at least 1 day prior to the date of the General Meeting;

-	holders of bearer shares should file or have filed by the bank, financial institution or broker with which the shares are recorded a certificate stating that their shares are non-transferable up until the date of the General Meeting. The certificate must be filed at least 1 day prior to the date of the General Meeting with Crédit Agricole Investor Services/CT*.

•	To vote by correspondence, registered shares should be recorded or the certificate stating the non-transferability of bearer shares should be filed, at least 3 days prior to the date of the General Meeting.

Crédit Agricole Investor Services/CT will send holders of registered shares the documents enabling them to attend or be represented at the General Meeting, or to vote by correspondence. A joint-holder holding a fraction of shares (indivision) will be required to be represented by one such holder who will be considered to own a whole share.

In accordance with the bylaws, voting rights are vested solely in beneficial owners of the shares.

Subject to filing of a certificate stating that their shares are non-transferable up to the date of the General Meeting:

-	Shareholders wishing to attend the General Meeting in person may obtain an entry card from Crédit Agricole Investor Services/CT*. Applications for entry cards must be received no later than 5 days prior to the date of the General Meeting, failing which shareholders may obtain entry cards at the Palais des Congrès on the day of the General Meeting;

-	Shareholders who are unable to attend the General Meeting in person may:

1.	send a form of proxy to Crédit Agricole Investor Services/CT*, without indicating the name of the proxy, in which case a vote will be cast in favour of the resolutions approved by the Board of Directors,

2.	vote by correspondence,

3.	give a form of proxy to their spouse or to another shareholder who plans to attend the General Meeting.

Shareholders who are unable to attend the General Meeting and who wish to be represented should send their form of proxy to Crédit Agricole Investor Services/CT*, to be received at least 1 day prior to the date of the General Meeting.

A combined proxy and voting by correspondence form will be sent directly by Crédit Agricole Investor Services/CT to all holders of registered shares. Holders of bearer shares may obtain a copy of this form as from the date of the General Meeting by writing to Crédit Agricole Investor Services/CT. The application should be made by registered letter with acknowledgement of receipt, to be received by Crédit Agricole Investor Services/CT* no later than 6 days prior to the date of the General Meeting.

In order to be taken into account, votes by correspondence must be received by Crédit Agricole Investor Services/CT on the appropriate form, duly completed, at least 3 days prior to the date of the General Meeting. Votes by correspondence from holders of bearer shares will be taken into account subject to a certificate stating that the shares are non-transferable being filed with Crédit Agricole Investor Services/CT* at least 3 days prior to the date of the General Meeting.

Shareholders who have elected to vote by correspondence will not have the right to attend or be represented at the General Meeting.

In accordance with Article 136 of the Decree of March 23, 1967, as amended on May 3, 2002, any shareholder having performed one of the above formalities can, nonetheless, sell some or all of his/her shares during the minimum registered share inscription period or bearer share non-transfer period by notifying the party authorized to keep the accounts by the Financial Markets Council (Conseil des Marchés Financiers) of the revocation of this registration or non-transfer period, up to 3 p.m. Paris time, the day preceding the General Meeting, provided, where an admission card has been requested or a correspondence vote or proxy form submitted, the shareholder provides the party authorized to keep the accounts by the Financial Markets Council with the necessary information enabling the cancellation of his/her votes or the amendment of the number of shares and corresponding votes held.

THE BOARD OF DIRECTORS

* Service Assemblées, 128-130, boulevard Raspail – 75288 Paris Cedex 06

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date : April 16, 2003	Company Name SUEZ

	By:	/s/ Patrick OUART
Name: Patrick Ouart
Title: General Secretary